ALLSTATE LIFE INSURANCE COMPANY

LAW AND REGULATION DEPARTMENT

3100 Sanders Road , Suite J5B

Northbrook, Illinois 60062-7154

Email: Jocelyn.Liu@allstate.com

JOCELYN LIU	Writer's Direct Dial 847 402-5745

Assistant Counsel	Facsimile: 847 402-3781

September 9, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allstate Life Insurance Company Request for Withdrawal of Registration Statement on Form S-3 Pursuant to Rule 477 (File No. 333-147913) Accession No. 0000839759-07-000396

Commissioners:

On behalf of Allstate Life Insurance Company (the “Company”), I hereby request that the above-referenced Registration Statement filed on Form S-3 be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Registration Statement was initially filed with the Commission on December 6, 2007, with Pre-effective Amendment No. 1 filed on March 31, 2008 and Pre-effective Amendment No. 2 filed on May 16, 2008. The Company has decided not to pursue this Registration Statement filing. No securities have been sold with respect to the offering.

If you have any questions or comments concerning this request, please call me at 847.402.5745.

Sincerely,

/s/ JOCELYN LIU

Jocelyn Liu, Esquire

Assistant Counsel